UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Valley Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

919629105 (CUSIP Number)

September 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 919629105	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas F. Taubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 216,274 6 SHARED VOTING POWER 187,748 7 SOLE DISPOSITIVE POWER 216,274 8 SHARED DISPOSITIVE POWER 187,748

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 919629105	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

The name of the issuer is Valley Financial Corporation, a Virginia corporation (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 36 Church Avenue, S.W., Roanoke, Virginia 24011.

Item 2	(a)	Name of Person Filing:

The name of the person filing this statement is Nicholas F. Taubman (the “Reporting Person”).

	(b)	Address of Principal Business Office:

The Reporting Person’s principal business address is 2965 Colonnade Drive, Suite 300, Roanoke, Virginia 24018.

	(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

	(d)	Title of Class of Securities:

This Schedule 13G relates to the Common Stock, no par value per share of the Issuer (the “Common Stock”).

	(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 919629105.

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4	Ownership.

The Reporting Person believes that there are 4,073,830 shares of Common Stock outstanding, which represents the sum of the 3,798,830 shares outstanding at August 12, 2004 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2004) and the 275,000 shares issuable pursuant to a Stock Purchase and Subscription Agreement, dated September 27, 2004, between the Issuer, the Reporting Person, Mozart One, L.L.C. (“Mozart One”) and Mozart Three, L.L.C. (“Mozart Three”).

The Reporting Person beneficially owns 404,022 shares of Common Stock or 9.9% of the outstanding shares of Common Stock. Of these shares of Common Stock, (i) 179,400 shares are owned directly by the Reporting Person, (ii) 179,874 shares are owned by Mozart One, (iii) 7,874 shares are owned by Mozart Two, L.L.C. (“Mozart Two”), and (iv) 36,874 shares are owned by Mozart Three.

CUSIP No. 919629105	SCHEDULE 13G	Page 4 of 5 Pages

The sole member of Mozart One is The Arthur Taubman Trust dated July 13, 1964 (“Trust One”). The sole member of Mozart Two is The Arthur Taubman Trust dated January 14, 1969 (“Trust Two”). The Reporting Person’s wife is a trustee of Trust One and Trust Two and a manager of Mozart One and Mozart Two. The sole member of Mozart Three is The Arthur Taubman Trust dated August 10, 1964 (“Trust Three”). The Reporting Person is a trustee of Trust Three and a manager of Mozart Three.

The Reporting Person has sole power to vote and dispose of the 216,274 shares owned by the Reporting Person and Mozart Three and has shared power to vote and dispose of the 187,748 shares owned by Mozart One and Mozart Two.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 919629105	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Dated: October 7, 2004

/s/ Nicholas F. Taubman
Nicholas F. Taubman